UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of June 30, 2019 and for the three and six-month periods then ended

1

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of June 30, 2019 and for the three and six-month periods then ended

Content

Report on review of interim condensed consolidated financial statements

Interim condensed consolidated financial statements	F-2
Interim condensed consolidated statements of financial position	F-3
Interim condensed consolidated statements of profit or loss	F-4
Interim condensed consolidated statements of other comprehensive income	F-5
Interim condensed consolidated statements of changes in equity	F-6
Interim condensed consolidated statements of cash flows	F-7
Notes to the interim condensed consolidated financial statements	F-9

Report on review of interim condensed consolidated financial statements

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

Introduction

We have reviewed the accompanying interim condensed consolidated statement of financial position of Cementos Pacasmayo S.A.A. (a Peruvian company) and its Subsidiaries (together the “Group”) as of June 30, 2019, and the related interim condensed consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the three and six-month periods then ended, and explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting (IAS 34). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Auditing Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting.

Lima, Peru

July 17, 2019

Countersigned by:

Cristian Emmerich

C.P.C.C. Register No. 39801

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of financial position

As of June 30, 2019 (unaudited) and December 31, 2018 (audited)

	Note	As of June 30, 2019	As of December 31, 2018
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	3	35,425	49,067
Trade and other receivables	4	114,166	99,724
Income tax prepayments		50,026	36,748
Inventories	5	469,227	424,783
Prepayments		22,090	5,765
Total current asset		690,934	616,087
Non-current assets
Trade and other receivables	4	5,359	4,532
Prepayments		247	342
Financial instruments designated at fair value through other comprehensive income	14	18,581	26,883
Derivative financial instruments	14	2,709	12,268
Property, plant and equipment	6	2,115,721	2,152,724
Intangible assets		45,592	40,881
Right-of-use assets		82	-
Goodwill		4,459	6,325
Deferred income tax assets		5,019	3,098
Other assets		222	105
Total non-current asset		2,197,991	2,247,158
Total assets		2,888,925	2,863,245
Liability and equity
Current liabilities
Trade and other payables	7	153,820	151,320
Interest -bearing loans and borrowings	8 and 14	73,189	60,822
Income tax payable		1,179	-
Provisions	9	6,527	46,453
Total current liabilities		234,715	258,595
Non-current liabilities
Interest-bearing loans and borrowings	8 and 14	999,168	1,022,555
Lease liabilities		100	-
Other non-current provisions	9	5,876	5,377
Deferred income tax liabilities		137,829	125,355
Total non-current liabilities		1,142,973	1,153,287
Total liability		1,377,688	1,411,882
Equity
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Treasury shares		(121,258)	(121,258)
Additional paid-in capital		432,779	432,779
Legal reserve		174,869	168,356
Other accumulated comprehensive results		(14,669)	(11,946)
Retained earnings		575,368	519,285
Equity attributable to equity holders of the parent		1,511,236	1,451,363
Non-controlling interests		1	-
Total equity		1,511,237	1,451,363
Total liability and equity		2,888,925	2,863,245

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of profit or loss

For the three and six-month periods ended June 30, 2019 and June 30, 2018 (unaudited)

		For the three-month period ended June 30,		For the six-month period ended June 30,
	Note	2019	2018	2019	2018
		S/(000)	S/(000)	S/(000)	S/(000)

Revenue from contracts with customers	11	321,812	287,540	634,810	602,791
Cost of sales		(208,018)	(183,023)	(409,198)	(377,866)
Gross profit		113,794	104,517	225,612	224,925

Operating income (expense)
Administrative expenses		(41,957)	(42,753)	(82,983)	(84,674)
Selling and distribution expenses		(10,387)	(9,953)	(20,513)	(21,691)
Other operating income (expense), net		760	544	1,693	(3,604)
Total operating expenses, net		(51,584)	(52,162)	(101,803)	(109,969)
Operating profit		62,210	52,355	123,809	114,956

Other income (expenses)
Finance income		472	469	819	816
Finance costs		(18,984)	(17,987)	(38,466)	(37,391)
Loss on the valuation of trading derivative financial instruments		(31)	-	(1,025)	-
Gain (loss) from exchange difference, net		123	(393)	1,276	(931)
Total other expenses, net		(18,420)	(17,911)	(37,396)	(37,506)
Profit before income tax		43,790	34,444	86,413	77,450

Income tax expense	10	(11,604)	(10,992)	(24,082)	(24,206)

Profit for the period		32,186	23,452	62,331	53,244
Attributable to:
Equity holders of the parent		32,186	25,012	62,331	54,821
Non-controlling interests		-	(1,560)	-	(1,577)

		32,186	23,452	62,331	53,244
Earnings per share
Basic profit for the period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	13	0.08	0.06	0.15	0.13

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of other comprehensive income

For the three and six-month periods ended June 30, 2019 and June 30, 2018 (unaudited)

		For the three-month period ended June 30,		For the six-month period ended June 30,
	Note	2019	2018	2019	2018
		S/(000)	S/(000)	S/(000)	S/(000)

Profit for the period		32,186	23,452	62,331	53,244

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Change in fair value of financial instruments designated at fair value through other comprehensive income		-	-	(8,302)	5,677
Net gain (loss) on cash flow hedges	14(b)	3,859	(1,310)	4,440	(5,867)
Deferred income tax related to component of other comprehensive income	10	(1,139)	387	1,139	56
Other comprehensive income for the period, net of income tax		2,720	(923)	(2,723)	(134)

Total comprehensive income, net of income tax		34,906	22,529	59,608	53,110

Total comprehensive income attributable to:
Equity holders of the parent		34,906	24,089	59,608	54,687
Non-controlling interests		-	(1,560)	-	(1,577)

		34,906	22,529	59,608	53,110

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of changes in equity

For the six-month periods ended June 30, 2019 and June 30, 2018 (unaudited)

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized gain on financial instruments designated at fair value	Unrealized gain on cash flow hedge	Retained earnings	Total	Non-controlling interests	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2018	423,868	40,279	(119,005)	432,779	160,686	-	(43,699)	611,652	1,506,560	148	1,506,708
Profit for the period	-	-	-	-	-	-	-	54,821	54,821	(1,577)	53,244
Other comprehensive income	-	-	-	-	-	4,002	(4,136)	-	(134)	-	(134)
Total comprehensive income	-	-	-	-	-	4,002	(4,136)	54,821	54,687	(1,577)	53,110

Appropriation of legal reserve	-	-	-	-	5,482	-	-	(5,482)	-	-	-
Contributions of non-controlling interests	-	-	-	-	-	-	-	-	-	1,405	1,405

Balance as of June 30, 2018	423,868	40,279	(119,005)	432,779	166,168	4,002	(47,835)	660,991	1,561,247	(24)	1,561,223

Balance as of December 31, 2018	423,868	40,279	(121,258)	432,779	168,356	4,002	(15,948)	519,285	1,451,363	-	1,451,363
Change in accounting policy, note 2.1	-	-	-	-	-	-	-	(15)	(15)	-	(15)
Restated total equity as of January 1, 2019	423,868	40,279	(121,258)	432,779	168,356	4,002	(15,948)	519,270	1,451,348	-	1,451,348
Profit for the period	-	-	-	-	-	-	-	62,331	62,331	-	62,331
Other comprehensive income	-	-	-	-	-	(5,853)	3,130	-	(2,723)	-	(2,723)
Total comprehensive income	-	-	-	-		(5,853)	3,130	62,331	59,608	-	59,608

Appropriation of legal reserve	-	-	-	-	6,233	-	-	(6,233)	-	-	-
Terminated dividends	-	-	-	-	280	-	-	-	280	-	280
Non-controlling interests	-	-	-	-	-	-	-	-	-	1	1

Balance as of June 30, 2019	423,868	40,279	(121,258)	432,779	174,869	(1,851)	(12,818)	575,368	1,511,236	1	1,511,237

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of cash flows

For the three and six-month periods ended June 30, 2019 and June 30, 2018 (unaudited)

		For the three-month period ended June 30,		For the six-month period ended June 30,
	Note	2019	2018	2019	2018
		S/(000)	S/(000)	S/(000)	S/(000)
Operating activities
Profit before income tax		43,790	34,444	86,413	77,450
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization		32,054	32,317	64,054	64,009
Finance costs		18,984	17,987	38,466	37,391
Long-term incentive plan	9	2,502	2,375	4,876	4,976
Loss on the valuation of trading derivative financial instruments		31	-	1,025	-
Allowance for doubtful accounts		249	600	498	600
Unrealized exchange difference related to monetary transactions		305	(540)	375	(2)
Finance income		(472)	(469)	(819)	(816)
Net gain on disposal of property, plant and equipment	6	(51)	(109)	(297)	(800)
Other operating, net		839	(324)	399	40

Working capital adjustments
(Increase) decrease in trade and other receivables		(18,984)	(2,916)	(16,991)	701
Increase in prepayments		(4,956)	(4,261)	(16,230)	(13,369)
Increase in inventories		(13,178)	(35,859)	(44,223)	(22,315)
(Decrease) increase in trade and other payables		(15,648)	7,966	(43,493)	(16,172)
		45,465	51,211	74,053	131,693

Interests received		198	578	599	753
Interests paid		(936)	-	(15,750)	(23,995)
Income tax paid		(2,352)	(11,502)	(22,615)	(27,791)

Net cash flows provided from operating activities		42,375	40,287	36,287	80,660

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statements of cash flows

(continued)

		For the three-month period ended June 30,		For the six-month period ended June 30,
	Note	2019	2018	2019	2018
		S/(000)	S/(000)	S/(000)	S/(000)
Investing activities
Purchase of property, plant and equipment		(20,235)	(8,932)	(32,101)	(31,077)
Purchase of intangibles		(1,089)	439	(1,899)	(10)
Proceeds from sale of property, plant and equipment		798	90	1,843	3,597
Net cash used in investing activities		(20,526)	(8,403)	(32,157)	(27,490)

Financing activities
Proceed from bonds issuance		(101)	-	568,696	-
Contribution of non-controlling interests		-	1,405	-	1,405
Loan received		30,450	-	44,010	16,090
Payment of commissions of financial instruments of hedge		-	-	(7,612)	(13,221)
Loan paid		(30,230)	-	(610,999)	(16,090)
Proceeds from settlement of derivative financial instruments		-	-	1,458	-
Dividends paid		120	99	(12,950)	(24,239)
Net cash flows provided from (used in) financing activities		239	1,504	(17,397)	(36,055)

Net increase (decrease) in cash and cash equivalents		22,088	33,388	(13,267)	17,115
Net foreign exchange difference		(305)	(7)	(375)	2
Cash and cash equivalents at the beginning of the period		13,642	32,952	49,067	49,216
Cash and cash equivalents at the end of the period	3	35,425	66,333	35,425	66,333
Transactions with no effect in cash flows:
Unrealized exchange difference related to monetary transactions		305	(540)	375	(2)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim condensed consolidated financial statements (unaudited)

As of June 30, 2019 and 2018, and December 31, 2018

1.	Economic activity

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, in accordance with the General Law of Peruvian Companies, is an open stock corporation with publicly traded share.

The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of June 30, 2019, December 31, 2018 and June 30, 2018.

The address registered by the Company is Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru.

The main activity of the Company is the production and commercialization of cement, precast, concrete and quicklime in the northern region of Peru.

The interim condensed consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) as of June 30, 2019 and for the six-month period then ended, were authorized for issuance by the Company’s Management on July 17, 2019.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1	Basis of preparation -

The interim condensed consolidated financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments designated at fair value through other comprehensive income (OCI) and derivatives financial instruments that have been measured at fair value. The interim condensed consolidated financial statements are presented in soles and all values are rounded to the nearest thousand (S/000), except when otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Group’s annual consolidated financial statements as of December 31, 2018.

New standards, interpretations and amendments

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with the policies considered in the preparation of the consolidated financial statements of the Group at December 31, 2018, except for the adoption of the new standards starting from January 1, 2019.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

The Group did not adopt in advance any other rule, interpretation or modification that has been issued but has not yet entered into force.

For first time, the Group applies the following rules:

-	IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types: operating leases and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17.

The Group adopted IFRS 16 using the full retrospective method of adoption with the date of initial application of 1 January 2019. The Group elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (’short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

Right-of-use assets -

The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

Lease liabilities -

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 6.23 percent per year in soles.

The change in the accounting policy affected the following items of the interim condensed consolidated statement of financial position:

-	Increase in right-of-use assets by S/148,000.
-	Increase in lease liabilities by S/163,000.
-	Reduction of accumulated results in equity by S/15,000.

-	Amendments to IFRS 9: Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ’solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. These modifications have no impact on the interim condensed consolidated financial statements.

-	IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

The Interpretation specifically addresses the following:

-	Whether an entity considers uncertain tax treatments separately
-	The assumptions an entity makes about the examination of tax treatments by taxation authorities
-	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates
-	How an entity considers changes in facts and circumstances

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. This interpretation has no impact on the interim condensed consolidated financial statements.

-	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture -

The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture.

The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Group will apply these amendments when they become effective.

-	Amendments to IAS 28: Long-term interests in associates and joint ventures -

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures. These modifications do no apply on the Group’s interim condensed consolidated financial statements.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

-	Annual improvements to IFRS - 2015-2017 Cycle

IFRS 3 Business Combinations – Interest previously held in a joint operation

These amendments clarify that, when an entity obtains control of a business that was previously a joint operation, it must apply the requirements of the business combinations carried out in stages, reassessing the fair value of the shares previously held in the assets and liabilities of the joint operation. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

IFRS 11 Joint arrangements - Units previously held in a joint operation

These amendments clarify that, when an entity participates, but has no control, in a joint operation and obtains joint control of that joint operation, which is a business in accordance with IFRS 3, it will not revalue previously held participation in the assets and liabilities of the joint operation to fair value. These modifications do no apply on the Group’s interim condensed consolidated financial statements.

IAS 12 Income tax - Consequences of payments of financial instruments classified in equity

The amendments clarify that the tax consequences of the dividends depend more on the transactions or past events that generated that distributable profit than on the distribution to the owners. Therefore, an entity recognizes the tax consequences of a dividend in results, in other comprehensive income or in equity depending on how the entity recorded those transactions or past events. When an entity applies these amendments for the first time, it will do so from the start date of the oldest comparative period. These modifications have no impact on the Group’s interim condensed consolidated financial statements.

IAS 23 Interest costs - Capitalized interest costs

The amendments clarify that an entity considers part of its general interest costs any interest costs originally incurred to develop a qualified asset when substantially all the activities necessary to prepare the asset for its use or sale have been completed.

An entity applies those amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. Since the Group’s current practice is in line with these amendments, the Group does not expect any effect on its consolidated financial statements.

-	Amendments to IAS 19: Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to: determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, and to determine net interest for the remainder of the period after the plan amendment, curtailment or settlement. These modifications have no impact on the interim condensed consolidated financial statements.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

2.2	Basis of consolidation –

The interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of June 30, 2019 and 2018.

As of June 30, 2019 and 2018, there was no changes in the participation of the common shares that the Company’s had on its subsidiaries; the main activities and information about subsidiaries are revealed on the consolidated financial statements as of December 31, 2018.

2.3	Seasonality of operations –

Seasonality is not relevant to the Group’s activities.

3.	Cash and cash equivalents

(a)	This caption consists of the following:

	As of June 30, 2019	As of December 31, 2018
	S/(000)	S/(000)

Cash on hand	132	152
Cash at banks (b)	13,153	18,821
Short-term deposits (c)	22,140	30,094

Cash balances and cash equivalents included in statements of cash flows	35,425	49,067

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in domestic and foreign banks and is freely available. The cash at banks interest yield is based on daily bank deposit rates.

(c)	The short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates and have maturities of less than three months.

4.	Trade and other receivables

As of June 30, 2019 and December 31, 2018 this caption mainly include trade receivables, value-added tax credit (VAT), interest receivables and accounts receivables from related parties.

5.	Inventories

As of June 30, 2019 and December 31, 2018 includes goods and finished products, work in progress, raw materials and other supplies to be used in the production process.

6.	Property, plant and equipment

During the three and six-month periods ended June 30, 2019 the Group additions amounted approximately to S/22,559,000 and S/30,370,000 respectively (S/17,923,000 and S/32,025,000 during the three and six-month periods ended June 30, 2018, respectively).

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

Assets with a net book value of S/325,000 disposed to third parties by the Group during the six-month period ended June 30, 2019 (S/1,075,000 for the six-month period ended June 30, 2018), resulting in a net gain on disposal of S/297,000 (S/800,000 for the six-month period ended June 30, 2018).

As of June 30, 2019 the Group maintains accounts payable related to the acquisition of property, plant and equipment amounting to S/2,896,000 (S/4,627,000 as of December 31, 2018). Also, the accounts receivable related to disposal of property, plant and equipment amounts to S/3,638,000 as of June 30, 2019 (S/4,859,000 as of December 31, 2018).

7.	Trade and other payables

As of June 30, 2019 and December 31, 2018, this caption includes trade payables, account payables to related parties, interest, dividends among other minor payables.

As of June 30, 2019, dividends payable amounted to S/6,101,000 (S/19,331,000 as of December 31, 2018).

8.	Interest-bearing loans and borrowings

In December 2018, the Company purchased US$168,388,000 of its senior notes denominated in US dollars which were issued in previous years; as a result, as of December 31, 2018, the balance of these senior notes amounts to US$131,612,000, with maturity in 2023, which are hedged by derivative financial instruments cross currency swaps (CCS), see note 14 (b). At the same date, the Company settled CCS for US$150,000,000 of a total of US$300,000,000, obtaining a gain from this operation, see detail disclose in the Group’s annual consolidated financial statements as of December 31, 2018. To finance the purchase of the senior notes, the Company obtained mid-term loans from Banco de Crédito del Perú amounting to S/580,769,000.

The General Shareholders’ Meeting held on January 8, 2019, approved the issuance of senior notes in soles in the local market up to the maximum amount of S/1,000,000,000 through the Second Corporate Bonds Program of Pacasmayo, whose purpose was to settle the mid-term loan described in previous paragraph. On January 31, 2019, senior notes were issued for: i) S/260,000,000 at a rate of 6.688 percent per year and maturity of 10 years and; ii) S/310,000,000 at a rate of 6.844 percent per year and maturity of 15 years.

The Senior Notes issued in 2019 are surety guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C. and Dinoselva Iquitos S.A.C.

For the six-month period ended June 30, 2019 and 2018, the senior notes generated interest that has been recognized as finance costs in the interim condensed consolidated financial statement of profit or loss for S/26,311,000 and S/22,968,000 respectively.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

In March 2019, the Company received from Banco de Crédito del Peru a loan for working capital amounting to S/13,560,000, which had a maturity of 90 days and accrued an annual effective interest rate of 3.87 percent; this loan was settled in June 2019 and the Company received a new loan amounting to S/13,689,000, which has a maturity of 365 days and accrues an annual effective interest rate of 4.64 percent.

In April 2019, the Company paid US$5,000,000 (equivalent to S/16,670,000) the loan for working capital received in the end of 2018 from Banco de Crédito del Peru. Also, in April 2019, the Company received a new loan for working capital amounted US$5,085,027 (equivalent to S/16,760,000) from the same bank with a maturity of 180 days and an accrues an annual effective interest rate of 3.29 percent.

Financial covenants –

The financial covenants related to senior notes issued in US dollars are those disclosed in the Group’s annual consolidated financial statements as of December 31, 2018. As of June 30, 2019 and December 31, 2018, the Company has complied with all the covenants in force.

The financial covenants related to senior notes issued in Soles states that in the case that the Company and guarantee subsidiaries require to issue debt or equity instruments or merges with another company or dispose or rent significant assets, the senior notes will activate the following covenants, calculated on the Company and Guarantee Subsidiaries annual consolidated financial statements:

-	The fixed charge covenant ratio would be at least 2.5 to 1.
-	The consolidated debt-to-EBITDA ratio would be no greater than 3.5 to 1.

As of June 30, 2019, the Group has not entered in any of the operations previously mentioned.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of June 30, 2019
Interest-bearing loans adjusted by hedge	-	73,189	400,671	570,000	1,043,860
Interests	29,044	30,222	212,868	251,359	523,493
Hedge finance cost payable	7,292	7,292	43,750	-	58,334
Trade and other payables	132,079	13,522	-	-	145,601

As of December 31, 2018
Interest-bearing loans adjusted by hedge	-	60,822	981,440	-	1,042,262
Interests	10,006	44,436	101,243	-	155,685
Hedge finance cost payable	7,489	7,489	52,422	-	67,400
Trade and other payables	117,702	24,903	-	-	142,605

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

9.	Provisions

As of June 30, 2019 and December 31, 2018, this caption includes workers’ profit sharing, long-term incentive plan and rehabilitation provision. The decrease in this liability is mainly explained by the payment of the workers’ profit sharing and the long -term incentive plan.

10.	Income tax

The Group calculates income tax expense of the period using the tax rate that would be applicable to the expected total annual earning.

The major components of the income tax expense in the interim condensed consolidated statement of profit or loss and statement of other comprehensive income are:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019	2018	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)

Current income tax	(5,384)	(4,228)	(10,516)	(14,712)
Deferred income tax	(6,220)	(6,764)	(13,566)	(9,494)
Income tax expense recognized in the consolidated statements of profit or loss	(11,604)	(10,992)	(24,082)	(24,206)
Income tax recognized in other comprehensive income	(1,139)	387	1,139	56

Total income tax	(12,743)	(10,605)	(22,943)	(24,150)

Following is the composition of deferred tax related to items recognized in other comprehensive income:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019	2018	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)

Unrealized (loss) gain on financial instruments designated at fair value through other comprehensive income	-	-	2,449	(1,675)
Unrealized gain (loss) on derivative financial instruments	(1,139)	387	(1,310)	1,731

Total deferred income tax in OCI	(1,139)	387	1,139	56

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

11.	Revenue from contracts with customers

This caption is made up as follows:

	Cement, concret and precast	Quicklime	Construction Supplies	Others	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

For the three-month period ended June 30, 2019
Revenue from external customers	296,187	10,239	15,279	107	321,812

Revenue from external customers	296,187	10,239	15,279	107	321,812
For the six-month period ended June 30, 2019
Revenue from external customers	585,692	17,585	31,411	122	634,810

Revenue from external customers	585,692	17,585	31,411	122	634,810

For the three-month period ended June 30, 2018
Revenue from external customers	255,339	16,666	15,499	36	287,540

Revenue from external customers	255,339	16,666	15,499	36	287,540
For the six-month period ended June 30, 2018
Revenue from external customers	533,307	36,291	32,451	742	602,791

Revenue from external customers	533,307	36,291	32,451	742	602,791

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

12.	Related party transactions

During the six-months periods ended June 30, 2019 and 2018, the Group carried out the following main transactions with Inversiones ASPI S.A. and its related parties:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019	2018	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)

Income
Inversiones ASPI S.A.
Fees from office lease	3	3	6	6
Fees for management and administrative services	136	136	272	276

Compañía Minera Ares S.A.C. (Ares)
Fees from land rental services	86	84	172	168
Fees from leasing of parking	81	79	161	157

Fosfatos del Pacífico S.A. (Fospac)
Fees from office lease	7	6	14	12
Fees for management and administrative services	290	290	580	594

Fossal S.A.A. (Fossal)
Fees from office lease	4	3	8	6
Fees for management and administrative services	10	11	20	22

Expense
Security services provided by Compañía Minera Ares S.A.C.	425	520	972	1,060

As a result of these and other transactions, the Group had the following rights and obligations with Inversiones ASPI S.A. and its related parties as of June 30, 2019 and December 31, 2018:

	June 30, 2019		December 31, 2018
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Fosfatos del Pacífico S.A.	2,103	13	1,487	-
Compañía Minera Ares S.A.C.	640	825	242	209
Inversiones ASPI S.A.	210	-	1,240	-
Others	250	-	240	-

	3,203	838	3,209	209

Outstanding balances are unsecured and interest free. There have been no guarantees provided or received from any related party receivables or payables. For the periods ended June 30, 2019 and December 31, 2018, the Group has not recorded any impairment of receivables from related parties. This assessment is undertaken each financial year by examining the financial position of the related party.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

Compensation of key management personnel of the Group -

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. The total short term compensations expense amounted to S/5,192,000 and S/10,646,000 during the three and six-month periods ended June 30, 2019, respectively (S/5,052,000 and S/9,952,000 during the three and six-month periods ended June 30, 2018) , and the total long term compensations expense amounted to a S/2,502,000 and S/4,876,000 during the three and six-month periods ended June 30, 2019, respectively (S/2,375,000 and S/4,976,000 during the three and six-month periods ended June 30, 2018). The Group does not compensate Management with post-employment or contract termination benefits or share-based payments.

13.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing net profit for the six-month period ended June 30, 2019 and 2018 attributable to common shares and investment shares of the parent by the weighted average number of common and investment shares outstanding during those periods.

The Group has no dilutive potential common shares as of June 30, 2019 and 2018.

Calculation of the weighted average number of shares and the basic earning per share is presented below:

	For the three-month period ended June 30,		For the six-month period ended June 30
	2019	2018	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)

Numerator
Net profit attributable to ordinary equity holders of the Parent	32,186	25,012	62,331	54,821

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019	2018	2019	2018

Denominator
Weighted average number of common and investment shares (thousands)	428,107	428,107	428,107	428,107

Basic profit for common and investment shares	0.08	0.06	0.15	0.13

There have been no other transactions involving common and investment shares between the reporting date and the date of completion of these interim condensed consolidated financial statements.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

14.	Financial instruments

(a)	Financial asset –

	As of June 30, 2019	As of December 31, 2018
	S/(000)	S/(000)

Derivative financial instruments
Cash flow hedge (cross currency swaps)	2,377	9,474
Trading of cash flow (cross currency swaps)	332	2,794

Total derivatives financial instruments	2,709	12,268

Financial instruments designated at fair value through other comprehensive income
Equity shares	18,581	26,883
Total financial instruments designated at fair value through other comprehensive income	18,581	26,883
Total financial instruments at fair value	21,290	39,151

Total current	-	-
Total non-current	21,290	39,151

	21,290	39,151

Except derivate financial instruments (see (b) below) and financial instruments designated at fair value through other comprehensive income, all financial assets which included cash and cash equivalents and trade and other receivables are classified in the category of loans and receivables, are which non-derivative financial assets carried at amortized cost, held to maturity, and generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Financial liabilities -

All financial liabilities of the Group including trade and other payables and interest-bearing loans and borrowings are classified as loans and borrowings and are carried at amortized cost.

(b)	Derivative financial instruments -

Derivatives assets of hedging -

Foreign currency risk -

As of June 30,2019 and as of December 31, 2018, the Group maintains Cross currency swap contracts for a nominal amount of US$150,000,000, of which US$131,612,000 have been designated as hedging instruments for Senior notes that are denominated in U.S. dollars, with the intention of reducing the foreign exchange risk.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

The cash flow hedge of the expected future payments was assessed to be highly effective and an unrealized gain of S/3,859,000 and S/4,440,000 for the three and six-month period ended June 30, 2019 (loss of S/1,310,000 and S/5,867,000 for the three and six-month period ended June 30, 2018) is included in other comprehensive income. The amounts retained in other comprehensive income as of June 30, 2019 are expected to mature and affect the consolidated statement of profit or loss in each of the future years until 2023.

Derivate assets from trading -

Cross currency swaps that do not have an underlying relationship amounts to US$18,388,000 and have been designated as trading. The effect on profit or loss of the change on their fair value amounts to S/31,000 and S/1,025,000 for the three and six-month period ended June 30, 2019. The Company acquired a derivative trading instrument for a nominal amount of US$70,000,000 that was liquidated in January 2019 and the result was a gain presented in Finance income caption in the consolidated statement of profit or loss for a value of S/1,458,000.

(c)	Fair values and fair value accounting hierarchy –

Set out below is a comparison of the carrying amounts and fair values of financial instruments as of June 30, 2019 and December 31, 2018, as well as the fair value accounting hierarchy.

	Carrying amount		Fair value		Fair value hierarchy
	2019	2018	2019	2018	2019/2018
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Cash and cash equivalents	35,425	49,067	35,425	49,067	Level 1
Trade and other receivables	119,525	104,256	119,525	104,256	Level 1
Derivatives financial assets – Cross currency swaps	2,709	12,268	2,709	12,268	Level 2
Financial instruments at fair value through other comprehensive income	18,581	26,883	18,581	26,883	Level 3
Total financial assets	176,240	192,474	176,240	192,474

Financial liabilities
Trade and other payables	153,820	151,320	153,820	151,320	Level 1
Financial obligations:
Senior notes	999,168	441,786	1,026,985	442,142	Level 2
Promissory notes	73,189	641,591	73,355	643,308	Level 2

Total financial liabilities	1,226,177	1,234,697	1,254,160	1,236,770

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy. As of June 30, 2019 and December 31, 2018, there were no transfers between the fair value hierarchies.

Management assessed that cash and term deposits, trade and other receivables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-	The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include swap valuation models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

-	The fair value of the quoted senior notes is based on price quotations at the reporting date.

-	The fair value of the promissory note is calculated using the results of cash flow discounted at the indebtedness rates of 4.62% and 3.33% in soles and US dollars, respectively.

-	The fair value of financial instruments designated at fair value through other comprehensive income has been determined using the discounted cash flow method.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

(d)	Fair value measurement using significant unobservable inputs -

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements as of June 30, 2019 and as of December 31, 2018.

Description	Approach / Valuation technique	Significant unobservable inputs	Weighted average

Financial instruments designated at fair value through other comprehensive income (equity shares)	Income approach / Discounted cash flow method	Earning growth factor WACC	4% 9.8%

Risk management activities –

As a result of its activities, the Group is exposed to the foreign currency exchange rate risk, thereof the Company has acquired hedging financial instruments to cover this risk. Since November 2014, the Group has hedged its exposure to foreign currency from its corporate bonds (denominated in US dollars). During the six-month period ended June 30, 2019, there was moderate volatility in the US dollar exchange rate with respect to the soles, whose effects were partially mitigated by the exchange rate hedge maintained by the Company.

As of June 30, 2019 and December 31, 2018, except for the financial instruments (cross currency swaps) signed by the Company to hedge the foreign currency risk of its Senior Notes, the Group had no other financial instruments to hedge its foreign exchange risk, interest rates or market price (purchase price of coal) fluctuations.

15.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of June 30, 2019, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is annually renewable; provided a rent for the three and six-month period ended June 30, 2019 and 2018 of S/172,000 and S/168,000, respectively.

Capital commitments

As of June 30, 2019, the Group does not have significant capital commitments.

Other commitments

Since July 2015, the Group has a five-year period natural gas supply agreement for the cement plant located in Piura, which billings are determined taking into account consumption of natural gas and other market variables. Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption. As of June 30, 2019 and December 31, 2018, the Group has accomplished the requirements established in this agreement.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

Environmental matters

The Group exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2018.

Tax situation

The Company is subject to Peruvian tax law. As of June 30, 2019 and 2018, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

It should be noted that of January 1, 2019, a series of tax benefits for Loreto region is eliminated, eliminating the tax refund of the Value added tax and the exemption of the Value added tax for the importation of goods that are destined for consumption in this region.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the analysis of operations of the Group, Management and its legal advisors believe that as a result of the application of this standard will not result in significant contingencies for the Group as of June 30, 2019 and December 31, 2018.

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company. The income tax and value-added tax returns for the following years are open for review by the tax authorities.

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax
Cementos Pacasmayo S.A.A.	2014-2018	Dec. 2014-2018
Cementos Selva S.A.	2014-2018	Dec. 2014-2018
Distribuidora Norte Pacasmayo S.R.L.	2013/2015-2018	Dec. 2014-2018
Empresa de Transmisión Guadalupe S.A.C.	2014-2018	Dec. 2014-2018
Salmueras Sudamericanas S.A.	2014-2018	Dec. 2014-2018
Calizas del Norte S.A.C. (on liquidation)	2014-2018	Dec. 2014-2018

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the interim condensed consolidated financial statements as of June 30, 2019 and the consolidated financial statements as of December 31, 2018.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

Legal claim contingency

As of June 30, 2019, some third parties have commenced actions against the Group in relation with its operations which claims in aggregate represent S/11,759,000. From this total amount, S/1,780,000 corresponded to labor claims from former employees; S/7,681,000 linked to resolutions of determination and fine on the property tax of the periods 2009 to 2014 issued by the District Municipality of Pacasmayo, and S/2,298,000 related to the tax assessments received from the tax administration corresponding to 2009 tax period, which was reviewed by the tax authority during 2012.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.

The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim condensed consolidated financial statements.

Mining royalty

The Group signed agreements with third parties and with Peruvian Government related to the use of concessions for extraction activities on process of cement production. The information of the payment of royalties are reveled on the consolidated financial statements of the Group as of December 31, 2018.

16.	Segment information

For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

-	Production and marketing of cement, concrete and precast in the northern region of Peru.
-	Sale of construction supplies in the northern region of Peru.
-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment.

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

	Revenue from external customers		Gross Margin		Profit (loss) before income tax		Tax on earnings		Net profit (loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

For the three-month period ended June 30,
Cement, concrete and precast	296,187	255,339	111,812	102,411	42,448	35,639	(11,221)	(11,362)	31,227	24,277
Construction supplies	15,279	15,499	1,031	867	595	283	(167)	(88)	428	195
Quicklime	10,239	16,666	910	1,131	500	640	(139)	(206)	361	434
Other	107	36	41	108	247	(2,118)	(77)	664	170	(1,454)

Consolidated	321,812	287,540	113,794	104,517	43,790	34,444	(11,604)	(10,992)	32,186	23,452

For the six-month period ended June 30,
Cement, concrete and precast	585,692	533,307	223,501	220,396	85,738	77,497	(23,894)	(24,223)	61,844	53,274
Construction supplies	31,411	32,451	1,097	858	542	270	(151)	(84)	391	186
Quicklime	17,585	36,291	971	3,437	534	1,918	(149)	(599)	385	1,319
Other	122	742	43	234	(401)	(2,235)	112	700	(289)	(1,535)

Consolidated	634,810	602,791	225,612	224,925	86,413	77,450	(24,082)	(24,206)	62,331	53,244

	Assets by segment	Other assets	Total assets	Total liabilities by segment
	S/(000)	S/(000)	S/(000)	S/(000)

As of June 30, 2019
Cement, concrete and precast	2,674,740	2,709	2,677,449	1,297,779
Construction supplies	30,946	-	30,946	79,774
Quicklime	110,782	-	110,782	-
Other	51,167	18,581	69,748	135

Consolidated	2,867,635	21,290	2,888,925	1,377,688

As of December 31, 2018
Cement, concrete and precast	2,632,723	12,268	2,644,991	1,376,390
Construction supplies	29,363	-	29,363	34,788
Quicklime	111,072	-	111,072	-
Other	50,936	26,883	77,819	704

Consolidated	2,824,094	39,151	2,863,245	1,411,882

Notes to interim condensed consolidated financial statements (unaudited)

(continued)

During the six-month period ended June 30, 2019 and 2018 there were no inter-segment revenues.

The “other” line includes activities that do not meet individually the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group.

Other assets

As of June 30, 2019 corresponds to the financial instruments designated at fair value through OCI and fair value of the derivative financial instruments (cross currency swap) for approximately S/18,581,000 and S/2,709,000, respectively (S/26,883,000 and S/12,268,000, respectively as of December 31, 2018). The fair value of derivative financial instruments is allocated to the segment of cement, and the financial instruments designated at fair value through OCI are not assigned to any segment.

Geographic information

As of June 30, 2019 and December 31, 2018, all non-current assets are located in Peru and all revenues are from clients located in the north region of the country.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By:	/s/ CARLOS JOSE MOLINELLI MATEO
Name:	Carlos Jose Molinelli Mateo
Title:	Stock Market Representative

Date: July 18, 2019

2